UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                March 25, 2021

  Via E-Mail

  David R. Crandall, Esq.
  Hogan Lovells US LLP
  1601 Wewatta Street, Suite 900
  Denver, CO 80202

           Re:     Taronis Fuels, Inc.
                   Definitive Additional Materials filed on Schedule 14A by
Thomas
                      Wetherald, Tobias Welo, Mary Pat Thompson, Sergey
Vasnetsov
                      and Andrew McCormick
                   Filed March 22, 2021
                   File No. 000-56101

  Dear Mr. Crandall:

           We have reviewed your filing and have the following comments.

  Definitive Additional Materials filed on Schedule 14A

  1. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertions included below. In this regard, note that the factual foundation for each such assertion must be reasonable. Refer to Rule 14a-9.

             That the current board members    extracted tremendous cash from
Taronis Fuels
           for their own benefit    and the related statement that    the
incumbent directors were
           more than willing to take cash from the proceeds of these offerings, and other stock offerings, to pay themselves excessive cash salary and
bonuses.    If these are
           references to the fees paid for serving on the board and its committees, please revise to clearly state so.
                The incumbent Board has acted as if Taronis Fuels is their own personal fiefdom, with an utter disregard for all other shareholders. In essence, these men
           have    seized    a meaningful portion of the Company   s cash,
despite having very
           little stock ownership, let alone paying a premium for any shares.

             That    the incumbent Board has blatantly disregarded its core
fiduciary duty to
           protect shareholders    and the related reference to the board being
   derelict in
           these duties.
 David R. Crandall, Esq.
Hogan Lovells US LLP
March 25, 2021
Page 2

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.
       Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support
       for your disclosure that the company has experienced    seemingly
endless
       dilution.

       Please direct any questions to me at (202) 551-3619.

                                                    Sincerely,

                                                    /s/ Daniel F. Duchovny
                                                    Daniel F. Duchovny
                                                    Special Counsel
                                                    Office of Mergers and
Acquisitions